PY01-94470

($75)

Secretary of State

OFFICE OF THE SECRETARY OF STATE
[illegible]
CARSON CITY, NEVADA [illegible]

[illegible]
Website: [illegible]
Filing Fee:

FILED # C12369-94

JUN 28 2001

IN THE OFFICE OF
[illegible]
DEAN HELLER, SECRETARY OF STATE

Certificate of Amendment to Articles of Incorporation
For Profit Nevada Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: Allied Artists Entertainment Group Inc.

2. The articles have been amended as follows (provide article numbers, if available): ARTICLE 1
International Synergy Holding Company, Ltd

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment be: 70%.

[illegible]